UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

02056910

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934**

September 4, 2002

Forbes Medi-Tech Inc.
(Commission File No. 0-30076)

**200-750 West Pender Street
Vancouver, British Columbia, Canada V6C 2T8**
(Address of principal executive offices)

SEC MAIL RECEIVED SEP 0 5 2002 WASH, D.C. 164 SECTION

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes________ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________

PROCESSED
SEP 0 9 2002
THOMSON
FINANCIAL

Exhibit Index

Exhibit No.	Description
1.	Press Release

September 4, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forbes Medi-Tech Inc.

Date: September 4, 2002

By: ____________________
Charles Butt
President & CEO

Forbes Medi-Tech
INC.

"Developing Nutraceuticals & Pharmaceuticals from Nature"

News Release

For Immediate Release

Forbes Medi-Tech Announces Non-Brokered Financing Results

Vancouver, British Columbia –September 4, 2002 Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced it has received over $200,000 in subscription agreements for its previously announced non-brokered financing. The financing was conducted by way of Offering Memorandum at a price of $0.65 per unit. Each Unit consists of one common share plus .08 of a common share purchase warrant.

The Company is also pleased to announce that three of the Company's Directors and Officers are investing in the private placement. Charles Butt, President and CEO, Don MacDonald, Senior Vice President and Chief Financial Officer and Joe Dunne, a member of Forbes' Board of Directors, are investing approximately $28,000.

"I am personally investing in this offering to show that I am confident about the Company's ability to meet its short-term objectives", said Charles Butt, President and CEO, Forbes Medi-Tech Inc. "This financing arose as a result of the recent Annual General Shareholders meeting on June 26, 2002 when shareholders requested the ability to get involved with the Company's financing strategy. We had very reasonable expectations for this financing, as it was ancillary to the two offerings being undertaken through brokerage firms in Toronto and New York."

###

ON BEHALF OF THE BOARD OF DIRECTORS OF FORBES MEDI-TECH INC.

Charles Butt
President & CEO

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative pharmaceuticals and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. By extracting plant sterols from wood pulping by-products, Forbes has developed cholesterol-lowering agents to be used as pharmaceutical therapeutics, dietary supplements and functional food ingredients.

For more information, please contact:

Darren Seed
Manager, Investor Relations
Telephone: (604) 681-8976
E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This press release contains certain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, which statements can be identified by the use of forward-looking terminology, such as, "will", "to" or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including without limitation, closing of the financing is subject to receipt of funds and regulatory approval, neither of which is guaranteed; and the ability of the Company to meet its short-term objectives and additional funding requirements. See the Company's reports filed with the Toronto Stock Exchange, the B.C. and Ontario Securities Commissions, and the U.S. Securities and Exchange Commission from time to time for cautionary statements identifying other important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements. The Company assumes no obligation to update the information contained in this press release.